Press Release
Investor Contact: Ahmed Pasha 703-682-6451
Media Contact: Amy Ackerman 703-682-6399

AES Advances its Strategic Transformation and Delivers Strong First Quarter 2018 Results

Q1 2018 Strategic Highlights

•	Closed sale of Philippines businesses at an attractive valuation

•	Allocated $1 billion to prepay Parent debt and improve credit ratings

•	Restructured 531 MW Alto Maipo hydroelectric project under construction in Chile

•	Implemented $100 million cost savings program

•	Signed long-term PPAs for 838 MW of renewables

Q1 2018 Financial Highlights

•	Diluted EPS of $1.03, compared to Q1 2017 Diluted Loss Per Share of ($0.04)

•	Adjusted EPS of $0.28, compared to Q1 2017 Adjusted EPS of $0.17

•	Reaffirming 2018 guidance and expectations for 8% to 10% average annual growth in Adjusted EPS and Parent Free Cash Flow through 2020

ARLINGTON, Va., May 8, 2018 – The AES Corporation (NYSE: AES) today reported financial results for the quarter ended March 31, 2018.

"Over the past three months we have made significant progress on our strategic objectives. We have further simplified our portfolio by selling our Philippine assets for $1 billion and allocated most of those funds to reduce Parent debt. [We continued to reduce risk by restructuring the Alto Maipo hydroelectric project with a fixed price, lump sum construction contract]," said Andrés Gluski, AES President and Chief Executive Officer. "We made good progress on our 4 GW of projects under construction, completing the 671 MW Eagle Valley CCGT at IPL, and signed new PPAs for more than 800 MW of renewable projects in the U.S. and Argentina."

"We are pleased with our first quarter results, including the significant margin improvement in South America and the US. We have implemented the reorganization we announced earlier this year, which will improve our efficiency and deliver $100 million in annual savings," said Tom O'Flynn, AES Executive Vice President and Chief Financial Officer. "To that end, we remain confident in our ability to deliver on our 2018 guidance and 8% to 10% average annual growth through 2020. We are encouraged by recent credit rating improvements and we are on track to achieve investment grade ratings in 2020."

Key Q1 2018 Financial Results
First quarter 2018 Diluted Earnings Per Share from Continuing Operations (Diluted EPS) was $1.03, an increase of $1.07 compared to first quarter 2017, primarily reflecting the gain on the sale of Masinloc in the Philippines.

First quarter 2018 Adjusted Earnings Per Share (Adjusted EPS, a non-GAAP financial measure) was $0.28, an increase of $0.11 compared to first quarter 2017, primarily driven by higher contributions from all of the Company's Strategic Business Units (SBU) and a lower effective tax rate.  Margins primarily improved at the Company's:

•	South America SBU, reflecting market reforms enacted in Argentina, as well as higher contracted pricing in Chile and Colombia; and

•	US and Utilities SBU, due to lower maintenance costs and improved availability at generation facilities, as well as higher regulated rates at DPL in Ohio.

Detailed Strategic Highlights

•	On track to achieve investment grade credit metrics in 2019 and attain investment grade ratings in 2020

◦	Upgraded by S&P to BB+ and outlook revised by Moody's to Ba2 Positive

•
Alto Maipo, a subsidiary AES Gener (67% owned by AES), finalized a new construction contract with Strabag and secured additional funding from project lenders, for the 531 MW Alto Maipo hydroelectric project in Chile

◦
New agreement, which is expected to be effective this week upon completion of customary conditions, is fixed price and lump sum, transfers all geological risks to Strabag and provides a date certain for completion, with strong performance guarantees

◦
AES Gener will invest $200 million, which will be contributed to the project on a 50/50 basis, along with additional non-recourse debt, and an additional $200 million will be funded toward the project's completion in 2020, for a total of $400 million (AES ownership-adjusted $270 million)

•	Commenced commercial operations of 671 MW Eagle Valley CCGT in Indiana

◦	Remaining 3.8 GW under construction on schedule through 2020

•	Year-to-date, signed long-term Power Purchase Agreements (PPA) for 838 MW of renewables that are expected to begin construction later this year, including:

◦	sPower signed 15-year a PPA with Microsoft for 315 MW of solar in Virginia and a 30-year PPA for 220 MW of wind in South Dakota

◦	AES Distributed Energy signed PPAs of 17-25 years for 120 MW of solar in New York, Massachusetts and Rhode Island

◦	AES Argentina agreed to acquire the 100 MW Energetica wind development project in Argentina with a 20-year, U.S. Dollar-denominated PPA

▪	AES Argentina will use local debt capacity to fund the project

•	Committed to adopt the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

Guidance and Expectations1
The Company reaffirms its 2018 Adjusted EPS guidance of $1.15 to $1.25 and its average annual growth rate target of 8% to 10% through 2020. Growth in 2018 will be primarily driven by contributions from new businesses, cost savings and lower Parent interest.

The Company also reaffirms its 2018 Parent Free Cash Flow expectation of $600 million to $675 million.

The Company's 2018 guidance and expectations through 2020 are based on foreign currency and commodity forward curves as of March 31, 2018.

[1]
Adjusted EPS and Parent Free Cash Flow are non-GAAP financial measures. See attached "Non-GAAP Measures" for definition of Adjusted EPS and see below for definition of Parent Free Cash Flow. The Company is not able to provide a corresponding GAAP equivalent or reconciliation for its Adjusted EPS guidance without unreasonable effort. See "Non-GAAP measures" for a description of the adjustments to reconcile Adjusted EPS to Diluted EPS for the quarter ended March 31, 2018.

Non-GAAP Financial Measures
See Non-GAAP Measures for definitions of Adjusted Earnings Per Share and Adjusted Pre-Tax Contributions, as well as reconciliations to the most comparable GAAP financial measures.

Parent Free Cash Flow should not be construed as an alternative to Net Cash Provided by Operating Activities which is determined in accordance with GAAP. Parent Free Cash Flow is equal to Subsidiary Distributions less cash used for interest costs, development, general and administrative activities, and tax payments by the Parent Company. Parent Free Cash Flow is used for dividends, share repurchases, growth investments, recourse debt repayments, and other uses by the Parent Company.

Attachments
Condensed Consolidated Statements of Operations, Segment Information, Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Cash Flows, Non-GAAP Measures and Parent Financial Information.

Conference Call Information
AES will host a conference call on Tuesday, May 8, 2018 at 9:00 a.m. Eastern Daylight Time (EDT). Interested parties may listen to the teleconference by dialing 1-888-317-6003 at least ten minutes before the start of the call. International callers should dial +1-412-317-6061. The Conference ID for this call is 3372053. Internet access to the conference call and presentation materials will be available on the AES website at www.aes.com by selecting “Investors” and then “Presentations and Webcasts.”

A webcast replay, as well as a replay in downloadable MP3 format, will be accessible at www.aes.com beginning shortly after the completion of the call.

About AES
The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 15 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce is committed to operational excellence and meeting the world’s changing power needs.  Our 2017 revenues were $11 billion and we own and manage $33 billion in total assets.  To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp.

Safe Harbor Disclosure
This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES’ filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2017 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Any Stockholder who desires a copy of the Company’s 2017 Annual Report on Form 10-K dated on or about February 26, 2018 with the SEC may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made. A copy of the Form 10-K may be obtained by visiting the Company’s website at www.aes.com.
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THE AES CORPORATION
Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended March 31,
	2018	2017
	(in millions, except per share amounts)
Revenue:
Regulated	$722	$813
Non-Regulated	2,018	1,768
Total revenue	2,740	2,581
Cost of Sales:
Regulated	(601)	(703)
Non-Regulated	(1,483)	(1,321)
Total cost of sales	(2,084)	(2,024)
Operating margin	656	557
General and administrative expenses	(56)	(54)
Interest expense	(281)	(287)
Interest income	76	63
Gain (loss) on extinguishment of debt	(170)	17
Other expense	(9)	(24)
Other income	13	73
Gain on disposal and sale of businesses	788	—
Asset impairment expense	—	(168)
Foreign currency transaction losses	(19)	(20)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	998	157
Income tax expense	(231)	(67)
Net equity in earnings of affiliates	11	7
INCOME FROM CONTINUING OPERATIONS	778	97
Income (loss) from operations of discontinued businesses, net of income tax expense of $0 and $2, respectively	(1)	1
NET INCOME	777	98
Noncontrolling interests:
Less: Income from continuing operations attributable to noncontrolling interests and redeemable stocks of subsidiaries	(93)	(121)
Less: Income from discontinued operations attributable to noncontrolling interests	—	(1)
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION	$684	$(24)
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income (loss) from continuing operations, net of tax	$685	$(24)
Loss from discontinued operations, net of tax	(1)	—
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION	$684	$(24)
BASIC EARNINGS PER SHARE:
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$1.04	$(0.04)
DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS) ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$1.03	$(0.04)
DILUTED SHARES OUTSTANDING	663	659
DIVIDENDS DECLARED PER COMMON SHARE	$0.13	$0.12

THE AES CORPORATION
Strategic Business Unit (SBU) Information
(Unaudited)

	Three Months Ended March 31,
(in millions)	2018	2017
REVENUE
US and Utilities SBU	$1,027	$1,047
South America SBU	895	747
MCAC SBU	408	348
Eurasia SBU	419	429
Corporate, Other and Inter-SBU eliminations	(9)	10
Total Revenue	$2,740	$2,581

THE AES CORPORATION
Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2018	December 31, 2017
	(in millions, except share and per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,212	$949
Restricted cash	415	274
Short-term investments	617	424
Accounts receivable, net of allowance for doubtful accounts of $13 and $10, respectively	1,498	1,463
Inventory	569	562
Prepaid expenses	66	62
Other current assets	703	630
Current assets of discontinued operations and held-for-sale businesses	358	2,034
Total current assets	5,438	6,398
NONCURRENT ASSETS
Property, Plant and Equipment:
Land	502	502
Electric generation, distribution assets and other	24,311	24,119
Accumulated depreciation	(8,168)	(7,942)
Construction in progress	4,043	3,617
Property, plant and equipment, net	20,688	20,296
Other Assets:
Investments in and advances to affiliates	1,282	1,197
Debt service reserves and other deposits	541	565
Goodwill	1,059	1,059
Other intangible assets, net of accumulated amortization of $454 and $441, respectively	362	366
Deferred income taxes	94	130
Service concession assets, net of accumulated amortization of $0 and $206, respectively	—	1,360
Loan receivable	1,474	—
Other noncurrent assets	1,635	1,741
Total other assets	6,447	6,418
TOTAL ASSETS	$32,573	$33,112
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,317	$1,371
Accrued interest	289	228
Accrued and other liabilities	1,182	1,232
Non-recourse debt, includes $986 and $1,012, respectively, related to variable interest entities	2,025	2,164
Current liabilities of discontinued operations and held-for-sale businesses	63	1,033
Total current liabilities	4,876	6,028
NONCURRENT LIABILITIES
Recourse debt	4,060	4,625
Non-recourse debt, includes $1,570 and $1,358, respectively, related to variable interest entities	13,601	13,176
Deferred income taxes	1,207	1,006
Pension and other postretirement liabilities	189	230
Other noncurrent liabilities	2,264	2,365
Total noncurrent liabilities	21,321	21,402
Commitments and Contingencies (see Note 8)
Redeemable stock of subsidiaries	851	837
EQUITY
THE AES CORPORATION STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 816,331,182 issued and 661,364,449 outstanding at March 31, 2018 and 816,312,913 issued and 660,388,128 outstanding at December 31, 2017)	8	8
Additional paid-in capital	8,397	8,501
Accumulated deficit	(1,525)	(2,276)
Accumulated other comprehensive loss	(1,808)	(1,876)
Treasury stock, at cost (154,966,733 and 155,924,785 shares at March 31, 2018 and December 31, 2017, respectively)	(1,879)	(1,892)
Total AES Corporation stockholders’ equity	3,193	2,465
NONCONTROLLING INTERESTS	2,332	2,380
Total equity	5,525	4,845
TOTAL LIABILITIES AND EQUITY	$32,573	$33,112

THE AES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2018	2017
	(in millions)
OPERATING ACTIVITIES:
Net income	$777	$98
Adjustments to net income:
Depreciation and amortization	254	291
Gain on disposal and sale of businesses	(788)	—
Asset impairment expense	—	168
Deferred income taxes	180	(6)
Provisions for contingencies	—	12
Loss (gain) on extinguishment of debt	170	(17)
Loss on sales of assets	2	12
Other	72	48
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(39)	50
(Increase) decrease in inventory	(16)	(16)
(Increase) decrease in prepaid expenses and other current assets	(33)	111
(Increase) decrease in other assets	19	(43)
Increase (decrease) in accounts payable and other current liabilities	(66)	(65)
Increase (decrease) in income tax payables, net and other tax payables	—	38
Increase (decrease) in other liabilities	(17)	27
Net cash provided by operating activities	515	708
INVESTING ACTIVITIES:
Capital expenditures	(495)	(474)
Proceeds from the sale of businesses, net of cash and restricted cash sold	1,180	4
Sale of short-term investments	149	907
Purchase of short-term investments	(345)	(716)
Contributions to equity affiliates	(44)	—
Other investing	(29)	(38)
Net cash provided by (used in) investing activities	416	(317)
FINANCING ACTIVITIES:
Borrowings under the revolving credit facilities	881	225
Repayments under the revolving credit facilities	(783)	(84)
Issuance of recourse debt	1,000	—
Repayments of recourse debt	(1,774)	(341)
Issuance of non-recourse debt	757	569
Repayments of non-recourse debt	(510)	(295)
Payments for financing fees	(14)	(18)
Distributions to noncontrolling interests	(17)	(33)
Contributions from noncontrolling interests and redeemable security holders	11	29
Dividends paid on AES common stock	(86)	(79)
Payments for financed capital expenditures	(89)	(26)
Other financing	(6)	(26)
Net cash used in financing activities	(630)	(79)
Effect of exchange rate changes on cash	5	11
(Increase) decrease in cash and restricted cash of discontinued operations and held-for-sale businesses	74	(35)
Total increase in cash, cash equivalents and restricted cash	380	288
Cash, cash equivalents and restricted cash, beginning	1,788	1,960
Cash, cash equivalents and restricted cash, ending	$2,168	$2,248
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest, net of amounts capitalized	$207	$195
Cash payments for income taxes, net of refunds	$71	$74
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Non-cash contributions of assets and liabilities for Fluence acquisition	$20	$—
Dividends declared but not yet paid	$86	$79
Conversion of Alto Maipo loans and accounts payable into equity	$—	$279

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES

(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

Adjusted PTC is defined as pre-tax income from continuing operations attributable to The AES Corporation excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions and equity securities; (b) unrealized foreign currency gains or losses; (c) gains, losses and associated benefits and costs due to dispositions and acquisitions of business interests, including early plant closures; (d) losses due to impairments; (e) gains, losses and costs due to the early retirement of debt; and (f) costs directly associated with a major restructuring program, including, but not limited to, workforce reduction efforts, relocations, and office consolidation. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis adjusted for the same gains or losses excluded from consolidated entities.
Adjusted EPS is defined as diluted earnings per share from continuing operations excluding gains or losses of both consolidated entities and entities accounted for under the equity method due to (a) unrealized gains or losses related to derivative transactions and equity securities; (b) unrealized foreign currency gains or losses; (c) gains or losses and associated benefits and costs due to dispositions and acquisitions of business interests, including early plant closures, and the tax impact from the repatriation of sales proceeds; (d) losses due to impairments; (e) gains, losses and costs due to the early retirement of debt; (f) costs directly associated with a major restructuring program, including, but not limited to, workforce reduction efforts, relocations, and office consolidation; and (g) tax benefit or expense related to the enactment effects of 2017 U.S. tax law reform.
The GAAP measure most comparable to Adjusted PTC is income from continuing operations attributable to AES. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. We believe that Adjusted PTC and Adjusted EPS better reflect the underlying business performance of the Company and are considered in the Company’s internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions or equity securities, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose of or acquire business interests, retire debt or implement restructuring activities, which affect results in a given period or periods. In addition, for Adjusted PTC, earnings before tax represents the business performance of the Company before the application of statutory income tax rates and tax adjustments, including the effects of tax planning, corresponding to the various jurisdictions in which the Company operates. Adjusted PTC and Adjusted EPS should not be construed as alternatives to income from continuing operations attributable to AES and diluted earnings per share from continuing operations, which are determined in accordance with GAAP.
For the year beginning January 1, 2018, the Company changed the definition of Adjusted PTC and Adjusted EPS to exclude unrealized gains or losses from equity securities resulting from a newly effective accounting standard. We believe excluding these gains or losses provides a more accurate picture of continuing operations. Factors in this determination include the variability due to unrealized gains or losses related to equity securities remeasurement. The Company has also reflected these changes in the comparative period.

	Three Months Ended March 31, 2018			Three Months Ended March 31, 2017
	Net of NCI (1)	Per Share (Diluted) Net of NCI (1)		Net of NCI (1)	Per Share (Diluted) Net of NCI (1)
	(in millions, except per share amounts)
Income (loss) from continuing operations, net of tax, attributable to AES and Diluted EPS	$685	$1.03		$(24)	$(0.04)	(2)
Add: Income tax expense from continuing operations attributable to AES	198			20
Pre-tax contribution	$883			$(4)
Adjustments
Unrealized derivative and equity securities losses (gains)	$12	$0.02		$(1)	$—
Unrealized foreign currency gains	(3)	—		(9)	(0.01)
Disposition/acquisition losses (gains)	(778)	(1.17)	(3)	52	0.08	(4)
Impairment expense	—	—		168	0.25	(5)
Losses (gains) on extinguishment of debt	171	0.26	(6)	(16)	(0.02)	(7)
Restructuring costs	3	—		—	—
Less: Net income tax expense (benefit)		0.14	(8)		(0.09)	(9)
Adjusted PTC and Adjusted EPS	$288	$0.28		$190	$0.17
_____________________________

(1)	NCI is defined as Noncontrolling Interests.

(2)
Diluted loss per share under GAAP excludes common stock equivalents from the weighted average shares outstanding of 659 million as their inclusion would be anti-dilutive. However, for the calculation of Adjusted EPS, 3 million of dilutive common stock equivalents were included in the weighted average shares outstanding of 662 million.

(3)	Amount primarily relates to gain on sale of Masinloc of $777 million, or $1.17 per share.

(4)
Amount primarily relates to realized derivative losses associated with the sale of Sul of $38 million, or $0.06 per share; costs associated with early plant closures at DPL of $20 million, or $0.03 per share; partially offset by interest earned on Sul sale proceeds prior to repatriation of $6 million, or $0.01 per share.

(5)	Amount primarily relates to asset impairments at Kazakhstan of $94 million, or $0.14 per share and at DPL of $66 million, or $0.10 per share.

(6)	Amount primarily relates to loss on early retirement of debt at the Parent Company of $169 million, or $0.26 per share.

(7)
Amount primarily relates to gain on early retirement of debt at Alicura of $65 million, or $0.10 per share, partially offset by the loss on early retirement of debt at the Parent Company of $47 million, or $0.07 per share.

(8)
Amount primarily relates to the income tax expense under the GILTI provision associated with gain on sale of Masinloc of $155 million, or $0.23 per share, partially offset by income tax benefits associated with the loss on early retirement of debt at the Parent Company of $53 million, or $0.08 per share.

(9)	Amount primarily relates to the income tax benefits associated with asset impairments of $51 million, or $0.08 per share and dispositions of $16 million, or $0.02 per share.

The AES Corporation
Parent Financial Information
Parent only data: last four quarters
(in millions)	4 Quarters Ended
Total subsidiary distributions & returns of capital to Parent	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	Actual	Actual	Actual	Actual
Subsidiary distributions (1) to Parent & QHCs	$1,345	$1,203	$1,170	$1,274
Returns of capital distributions to Parent & QHCs	0	0	80	82
Total subsidiary distributions & returns of capital to Parent	$1,345	$1,203	$1,250	$1,356
Parent only data: quarterly
(in millions)	Quarter Ended
Total subsidiary distributions & returns of capital to Parent	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	Actual	Actual	Actual	Actual
Subsidiary distributions (1) to Parent & QHCs	$351	$459	$160	$375
Returns of capital distributions to Parent & QHCs	0	(67)	2	66
Total subsidiary distributions & returns of capital to Parent	$351	$392	$162	$441
Parent Company Liquidity (2)
(in millions)	Balance at
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	Actual	Actual	Actual	Actual
Cash at Parent & Cash at QHCs (3)	$76	$11	$81	$127
Availability under credit facilities	807	858	551	1,093
Ending liquidity	$883	$869	$632	$1,220

(1)
Subsidiary distributions should not be construed as an alternative to Net Cash Provided by Operating Activities which is determined in accordance with GAAP. Subsidiary distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the subsidiary distributions and the Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.

(2)
Parent Company Liquidity is defined as cash at the Parent Company plus available borrowings under existing credit facility plus cash at qualified holding companies (QHCs). AES believes that unconsolidated Parent Company liquidity is important to the liquidity position of AES as a Parent Company because of the non-recourse nature of most of AES’ indebtedness.

(3)
The cash held at QHCs represents cash sent to subsidiaries of the company domiciled outside of the US. Such subsidiaries had no contractual restrictions on their ability to send cash to AES, the Parent Company. Cash at those subsidiaries was used for investment and related activities outside of the US. These investments included equity investments and loans to other foreign subsidiaries as well as development and general costs and expenses incurred outside the US. Since the cash held by these QHCs is available to the Parent, AES uses the combined measure of subsidiary distributions to Parent and QHCs as a useful measure of cash available to the Parent to meet its international liquidity needs.